SL No: <<SLNO>>

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Postal Ballot Form

Registered Folio no. / DP ID no. / Client ID no.:	Number of shares held:

I / We hereby exercise my / our vote in respect of the Ordinary/ Special Resolution to be passed through postal ballot for the business stated in the Notice of the Company by conveying my / our assent or dissent to the said resolution by placing a tick (✓) mark in the appropriate box below :

Item no.	Resolution summary	No. of shares held by me	I assent to the resolution *Please tick (✓)*	I dissent to the resolution *Please tick (✓)*
1	Special Resolution for Approval of 2015 Stock Incentive Compensation plan and grant of stock incentives to the eligible employees of the company under the Plan			
2	Special Resolution for Approval of 2015 Stock Incentive Compensation plan and grant of stock incentives to the eligible employees of the company's subsidiaries under the Plan			
3	Special Resolution for Reappointment of Prof. Jeffrey S Lehman, as an Independent Director			
4	Ordinary Resolution for Appointment of Dr. Punita Kumar-Sinha, as an Independent Director			
5	Ordinary Resolution for Reappointment of Dr. Vishal Sikka, Chief Executive Officer and Managing Director			

Place :

Date :

....
Signature of the Member

Electronic voting particulars

The e-voting facility is available at the link **https://www.evoting.nsdl.com**. The electronic voting particulars are set out as follows :

EVEN (E-Voting Event Number)	User ID	Password

(contd...)

The e-voting facility will be available during the following voting period :

Commencement of e-voting	End of e-voting
March 2, 2016 at 9:00 Hours IST	**March 31, 2016 at 17:30 Hours IST**

Notes :

1. Please read the instructions printed below carefully before filling this Form and for e-voting. Please refer to the instructions for voting through electronic means provided in the Postal Ballot Notice sent herewith.

2. The last date for the receipt of Postal Ballot Forms by the Scrutinizer is March 31, 2016 up to 17:30 Hours IST.

Instructions

1. A Member desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached postage-prepaid self-addressed Business Reply Envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if deposited in person or sent by courier / speed post at the expense of the Member, will also be accepted.
2. Alternatively, a Member may vote through electronic mode as per the instructions for voting through electronic means provided in the Postal Ballot Notice sent herewith.
3. The self-addressed envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.
4. This form should be completed and signed by the Member. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first-named Member and in his / her absence, by the next-named Member.
5. Consent must be accorded by placing a tick mark [✓] in the column, 'I assent to the resolution', or dissent must be accorded by placing a tick mark [✓] in the column, 'I dissent to the resolution'.
6. The votes of a Member will be considered invalid on any of the following grounds:
   a. unsigned Postal Ballot Forms will be rejected;
   b. if the Member's signature does not tally;
   c. if the Member has marked his / her / its vote both for 'Assent' and also for 'Dissent' to the 'Resolution' in such a manner that the aggregate Shares voted for 'Assent' and 'Dissent' exceeds total number of Shares held;
   d. if the Postal Ballot Form is unsigned, incomplete or incorrectly filled;
   e. if the Postal Ballot Form is received torn or defaced or mutilated such that it is difficult for the Scrutinizer to identify either the Member or the number of votes, or whether the votes are for 'Assent' or 'Dissent', or if the signature could not be verified, or one or more of the above grounds.
7. Duly completed Postal Ballot Forms should reach the Scrutinizer on or before March 31, 2016. If any Postal Ballot Form is received after this date, it will be considered that no reply from such Member has been received.
8. A Member may request for a duplicate Postal Ballot Form, if so required. However, the duly filled-in duplicate Postal Ballot Forms should reach the Scrutinizer no later than the date specified in Item (7) above.
9. In case of shares held by Companies, Trusts, Societies, etc., the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution / Power of Attorney/ attested specimen signatures etc. In case of electronic voting, documents such as the certified true copy of Board Resolution / Power of Attorney, along with attested specimen signatures, should be mailed to the Scrutinizer at evoting@infosys.com, with a copy marked to evoting@nsdl.co.in, or deposited at the registered office of the Company.
10. Members are requested NOT to send any other paper along with the Postal Ballot Form in the enclosed self-addressed postage-prepaid envelopes in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelopes would be destroyed by the Scrutinizer and the Company would not be able to act on the same.
11. A Member need not use all his / her votes nor does he / she need to cast his / her votes in the same way.
12. Voting rights shall be reckoned on the paid-up value of the shares registered in the name of the Member on the relevant date, i.e. February 25, 2016.
13. The Scrutinizer's decision on the validity of the postal ballot shall be final.
14. Only a Member entitled to vote is entitled to fill in the Postal Ballot Form and send it to the Scrutinizer, and any recipient of the Notice who has no voting right should treat the Notice as an intimation only.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com